FILED # C10435-97
APR 11,2001
DEAN HELLER
Secretary of State
101 North Carson Street. Suite 3
Carson City, Nevada 89701-4786
(775) 684-5708
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: Kafco Corp (File number C10435-97)

2. The articles have been amended as follows (povide article numbers, if available):

Article I - Company Name

The company name has been changed to: Woodland Hatchery, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 97%.*

4. Signatures (Required):

/s/ /s/

President or Vice President and Secretary or Asst. Secretary

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.